INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

August 2, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 5 of the Registration Statement on Form S-1
Filed July 24, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated August 1, 2024, with respect to (i) our Amendment No. 5 of the Registration Statement on Form S-1 filed on July 24, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 5 to Registration Statement on Form S-1

Burn Rate, page 2

1.        We note your disclosure that you will run out of funds in June of 2024. Given the dated reference, please revise to disclose updated information regarding your burn rate and when you expect to run out of funds. Additionally, please revise the Going Concern section below with updated information from the included interim financial statements which disclose additional net losses, used cash and increased working capital and accumulated deficits.

Response:

Burn Rate

As of this filing, the Company has run out of funds to maintain our monthly burn rate expenses. Our majority shareholder, Small Cap Compliance, LLC, will continue to fund all expenses until such time the Company can contribute to these costs. The funds will be booked as a noninterest bearing third party loan.

Going Concern

The Company has not attained profitable operations and is dependent upon obtaining financing to pursue any extensive acquisitions and activities.

During the three months ended March 31, 2024, the Company incurred a net loss of $29,617 and used cash of $29,617 for operating activities. As of March 31, 2024, the Company had a working capital deficit of $63,092 and an accumulated deficit of $276,207.

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During the year ended December 31, 2023, the Company incurred a net loss of $64,641 and used cash of $63,641 for operating activities. As of December 31, 2023, the Company had a working capital deficit of $33,641 and an accumulated deficit of $246,590.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.  The audited financial statements included in this Form S-1 does not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Certain Relationships and Related Transactions, page 50

2.       Please revise this section and the prospectus throughout, as applicable, to disclose all related party transactions. In this regard, we note that Notes 5 and 7 of the included interim financial statements disclose additional related party advances.

Response:

The following language was revised throughout the filing:

We have two outstanding loans with the following related persons:

As of this filing, the company borrowed $53,258 from Small Cap Compliance, LLC to pay company debt which includes transfer agent fees and accounting fees.

SCC is the majority shareholder of Invech Holdings, Inc. and Rhonda Keaveney, our Company’s sole officer and director, is also the owner of SCC.

The Company borrowed $4,443 from Robert Chin, former officer and director, to pay company debt which included transfer agent fees and annual registration fees to the state of Nevada. Mr. Chin is no longer an affiliate of the Company and holds 250,000 shares of Common Stock.

These loans bear no interest, are not convertible into the Company’s stock, has no maturity date and is payable upon demand.

During the year ended December 31, 2023, the Company granted 1,000,000 shares of common stock to SCC for consulting services, for total non-cash expense of $1,000.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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